EXHIBIT 99.1

For Immediate Release	Date: September 13, 2019
19-27-TR

Teck Named to 2019 Dow Jones Sustainability World Index

Vancouver, B.C. – For the 10th straight year, Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has been named to the Dow Jones Sustainability World Index (DJSI), indicating that Teck’s sustainability practices are in the top 10 percent of the 2,500 largest companies in the S&P Global Broad Market Index (BMI).

“Sustainability is an important factor in every decision we make because being socially and environmentally responsible is foundational to our success and a part of who we are,” said Don Lindsay, President and CEO. “Our commitment to sustainability is led by our employees, who are focused on strengthening communities, protecting the environment, and contributing to a better world.”

Teck was the top-ranked mining company on both the World and North American Index based on an in-depth analysis of economic, social and environmental performance. Teck scored the highest in the industry in supply chain management, biodiversity, environment policy and management systems, operational eco-efficiency, corporate citizenship and philanthropy, human capital development, and social reporting.

Dow Jones contracts RobecoSAM, an investment specialist focused on sustainability investing, to compile the DJSI. The DJSI tracks the performance of global sustainability leaders, through an annual assessment of the world’s 2,500 largest public companies. Among other factors, it measures management practices surrounding economic, environmental and social criteria. For more information on the DJSI, go to https://www.robecosam.com/csa/indices/?r.

Teck was also named one of the Global 100 Most Sustainable Corporations and one of the Best 50 Corporate Citizens by Corporate Knights in 2019. Sustainalytics ranks Teck second in its Diversified Metals and Mining category. Teck is also currently listed on the Bloomberg Gender Equality Index, Euronext Vigeo World 120 Index, Jantzi Social Index, MSCI Global Sustainability Index Series  and FTSE4Good Index.

Go to www.teck.com/responsibility to learn more about Teck’s commitment to responsible resource development.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com